REED ELSEVIER PLC

26 September 2014

UK Companies Act Section 430(2B) statement – Duncan Palmer

As previously announced, Duncan Palmer stepped down as an Executive Director of Reed Elsevier PLC on 24 September 2014. In accordance with the disclosures made in the Reed Elsevier 2013 Directors’ Remuneration Report, as soon as practicable following this date Mr Palmer will receive a payment of £75,117, equivalent to dividends accrued on his pro-rated restricted share awards through the date of termination of his employment, and a payment of £162,906 resulting from the value of the movement in share price between the date of his notice of resignation and the date of his termination of employment.

Reed Elsevier will also pay legal expenses in connection with the loss of office arrangements of £2,300 plus VAT and, in accordance with his original employment agreement, the costs of Reed Elsevier’s tax services provider in connection with the preparation and filing of Mr Palmer’s US tax returns for 2013 and 2014, and UK tax returns for the 2013/14 and 2014/15 tax years.

As previously disclosed there will be no other payments due to Mr Palmer for loss of office and he will not receive an annual incentive award for 2014.

For further information please contact:

Alan McCulloch, Deputy Secretary, Reed Elsevier PLC

Tel: +44 (0)20 7166 5696